Exhibit 99.1

ZTO Express to Hold Annual General Meeting on November 17, 2020

SHANGHAI, Oct. 29, 2020/PRNewswire/—ZTO Express (Cayman) Inc. (NYSE: ZTO; Stock code: 2057.HK) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Tuesday, November 17, 2020, at 14:00 (local time), at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, China. Attendees can either attend in person or join the meeting via audio conference (more details on the audio conference may be obtained by email to ir@zto.com). The record date is November 2, 2020.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Investor Calendar section at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO; Stock code: 2057.HK) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

Investor Relations Department

Tel: (86) 21 5980 4508
E-mail: ir@zto.com